[CYBERLUX CORPORATION LETTERHEAD]



U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     RE:   CYBERLUX CORPORATION
           APPLICATION FOR WITHDRAWAL OF REGISTRATION
           STATEMENT ON FORM SB-2
           FILE NO.: 333-104865

Dear Sirs:

     Please be advised that Cyberlux Corporation (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on April 30, 2003 (File No. 333-104865) (the "Registration Statement"). This application for withdrawal is made due to the fact that the Registrant has not yet been listed on the Over the Counter Bulletin Board and, as such, is not able to draw down from its equity line of credit. The Registrant intends to file a new registration statement with the Commission, if and when the Registrant is listed and actively trading on the Over the Counter Bulletin Board. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact John W. Ringo, Secretary and Corporate Counsel for the Registrant at (770) 952-1904.

                                          Very truly yours,

                                         Cyberlux Corporation


                                         By: /s/ Donald F. Evans
                                             -------------------
                                              Donald F. Evans
                                              President